[redacted]

06002212

SS 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-A003322-M~~
8-12446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEAWAY Investment Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1275 Peck Street
(No. and Street)

Muskegon	MI	49441
(City)	(State)	(Zip Code)

RECEIVED FEB 15 2006 WASH. D.C. 185 SEC MAIL PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell S. Cloetingh, Jr. (231) 726-5081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conn Geneva & Robinson
(Name – *if individual, state last, first, middle name*)

4927 Stariha Dr.	Muskegon	MI	49441
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell S. Cloetingh, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaway Investment Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public expires 12/19/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. N/A
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under K-1
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Exempt under K-1
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Exempt under K-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A - Not Consolidated
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seaway Investment Company, Inc.

Financial Statements

Years Ended December 31, 2005 and 2004

Seaway Investment Company, Inc.

Table of Contents

Years Ended December 31, 2005 and 2004

Conn Geneva
&Robinson
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors of
Seaway Investment Company, Inc.
Muskegon, Michigan

We have audited the accompanying balance sheets of Seaway Investment Company, Inc. as of December 31, 2005 and 2004, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seaway Investment Company, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5 and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conn Geneva
& Robinson

Muskegon, Michigan
January 27, 2006

4927 Stariha Drive • Muskegon, MI • 49441-5559 • Phone (231) 798-7500 • Fax (231) 798-7599

Seaway Investment Company, Inc.

Balance Sheets

Assets

	December 31, 2005	2004
Cash and cash investments	$ **118,877**	$ 14,240
Marketable securities	**173,025**	167,860
	$ **291,902**	$ 182,100

Liabilities and Stockholder's Equity

	2005	2004
Demand note payable to stockholder	$ **103,300**	$ 3,300
Stockholder's equity		
Common stock - 2,000 shares authorized, issued and outstanding	**57,533**	57,533
Retained earnings	**131,069**	121,267
	188,602	178,800
	$ **291,902**	$ 182,100

The accompanying notes are an integral part of this statement.

Seaway Investment Company, Inc.

Statements of Income

	Years ended December 31, 2005	2004
Revenues		
Commissions	$ **2,098**	$ 1,908
Interest and dividends	**6,857**	3,302
Unrealized appreciation in fair value of securities	**2,629**	9,961
Total revenues	**11,584**	15,171
Expenses		
Licenses and fees	**753**	980
Professional fees	**900**	900
Miscellaneous	**96**	80
Total expenses	**1,749**	1,960
Income before income taxes	**9,835**	13,211
Income taxes	**33**	13
Net Income	$ **9,802**	$ 13,198

The accompanying notes are an integral part of these statements.

Seaway Investment Company, Inc.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2005 and 2004

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance at January 1, 2003	2,000	$ 57,533	$ 108,069	$ 165,602
Net income	-	-	13,198	13,198
Balance at December 31, 2003	2,000	57,533	121,267	178,800
Net Income	**-**	**-**	**9,802**	**9,802**
Balance at December 31, 2004	**2,000**	**$ 57,533**	**$ 131,069**	**$ 188,602**

The accompanying notes are an integral part of these statements.

Seaway Investment Company, Inc.

Statements of Cash Flows

	Years ended December 31, 2005	2004
Cash Flows from Operating Activities		
Cash collections		
Commissions	$ **2,098**	$ 1,908
Interest and dividends	**6,857**	3,302
Cash payments		
Licenses and fees	**(753)**	(980)
Dues and subscriptions	**-**	(50)
Professional fees	**(900)**	(900)
Miscellaneous	**(96)**	(30)
Taxes	**(33)**	(13)
Net cash provided by operating activities	**7,173**	3,237
Cash Flows from Investing Activities		
Purchase of marketable securities	**(2,536)**	(739)
Cash Flows from Financing Activities		
Loans from stockholder	**100,000**	-
Net Increase in Cash and Cash Investments	**104,637**	2,498
Cash and Cash Investments at beginning of year	**14,240**	11,742
Cash and Cash Investments at end of year	$ **118,877**	$ 14,240

The accompanying notes are an integral part of these statements.

Seaway Investment Company, Inc.

Notes to Financial Statements

Note A: Summary of Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Business

Seaway Investment Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company services customers primarily in the western Michigan area.

Income Taxes

Effective June 21, 1965 the stockholder of the Company elected to be taxed under the provisions of Sub-chapter S of the Internal Revenue Code. Under this election, the shareholder includes his respective share of taxable income of the Corporation in his individual income tax return. As a result, no provision for federal income taxes has been recorded in the financial statements for the years ended December 31, 2005 and 2004.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Although actual results could differ from these estimates, management believes the related assumptions and estimated amounts recorded are reasonable and appropriate in the circumstances.

Note B: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005 and 2004, the Company had net capital of $159,805 and $150,779, which was $154,805 and $145,779 in excess of its required net capital of $5,000.

Supplemental Information

Seaway Investment Company, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

	December 31, 2005	December 31, 2004
Net capital		
Total stockholder's equity	**$ 188,602**	$ 178,800
Additions	**-**	-
Deductions		
Securities not readily marketable	**3,300**	3,300
Net capital before haircuts on securities	**185,302**	175,500
Haircuts on securities		
Debt securities	**38**	37
Other securities	**25,459**	24,684
	25,497	24,721
Net Capital	**$ 159,805**	$ 150,779
Aggregate indebtedness	**$ 103,300**	$ 3,300
Computation of basic net capital requirement		
Minimum net capital required - Company	**$ 5,000**	$ 5,000
Ratio: Aggregate indebtedness to net capital	**20.66 to 1.0**	0.02 to 1.0

There were no material differences in net capital and the reserve requirements at December 31, 2005 and 2004 between the audited numbers and those reported on the Company's FOCUS report.

Schedules II, III and IV are not required as the Company is exempt under Rule 15c3-3(k)(1).

See accountants' review report.

Conn Geneva
& Robinson

CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
Seaway Investment Company, Inc.
Muskegon, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Seaway Investment Company, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits ad related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4927 Stariha Drive • Muskegon, MI • 49441-5559 • Phone (231) 798-7500 • Fax (231) 798-7599

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other that these specified parties.

Cora Geneva
& Robinson

Muskegon, Michigan
January 27, 2006